Management’s Discussion and Analysis

General

The following information should be read in conjunction with the Company’s November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

Description of Business

NovaGold Resources Inc. (NovaGold or the Company) is a natural resource Company focused on the exploration and development of gold properties in North America. The Company’s operations since 1998 have been focused on exploration and development opportunities in Alaska, USA, and the Yukon and British Columbia, Canada including two of the largest undeveloped gold (Donlin Creek) and gold-silver-copper (Galore Creek) deposits in North America. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol "NG" and the Company’s controlled subsidiary, SpectrumGold Inc. (SpectrumGold) is listed on the Toronto Stock Exchange under the symbol "SGX".

The Company’s major mineral properties are:

  a joint venture interest in the Donlin Creek gold property in Alaska, the Galore Creek gold-silver-copper property in Northwest British Columbia held through SpectrumGold, and the Rock Creek and Nome Gold properties near Nome, Alaska.

Donlin Creek

The Company’s largest project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company’s 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. At the current daily production throughput of 30,000 tonnes per day being contemplated the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek

The Company’s Galore Creek property is held under a 100% option by NovaGold’s subsidiary SpectrumGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. The grade of resources defined on the property by the previous owners averaged 0.5 grams per tonne (g/t) of gold, 6 g/t of silver and 0.7% copper or equivalent to 1.7 g/t

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gold using US$350/oz gold, US$5/oz silver and US$0.80/lb copper. Drilling on the property by SpectrumGold, subsequent to optioning the property in August 2003, intercepted significant thicknesses of higher grades than the average resource grades over four different zones, including 148 metres of 3.0 g/t gold equivalent, 164 metres of 3.5 g/t gold equivalent, 159 metres of 2.6 g/t gold equivalent, 185 metres of 2.2 g/t gold equivalent and 123 metres of 3.8 g/t gold equivalent. At November 30, 2003, NovaGold owned 56.4% of the issued shares of SpectrumGold.

Rock Creek Property

The Rock Creek property is held 100% by NovaGold and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold. The property is located near the town of Nome, Alaska. The independent engineering firm Norwest Corporation completed a Preliminary Economic Assessment Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a Feasibility Study to evaluate the economics for the development of a mine on the property.

Nome Gold

The Nome Gold property is also located near Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. More than 4 million ounces of gold have been extracted from the property since its discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. The Company is planning in 2004 to undertake exploration and engineering evaluations of the viability of restarting mining operations at the property using modern mining and milling techniques.

Results of Operations

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $1.2 million during the year ended November 30, 2003 compared with $2.1 million in 2002 and $2.8 million in 2001. The revenues were lower largely because of reduced land sales, offset in part by increased gravel sales and other revenues from services. The Company anticipates a significant land sale for the expansion of the Nome airport in 2004.

The Company had a net loss for the year ended November 30, 2003 of $7.0 million (or $0.14 per share) as compared to a net loss of $3.5 million (or $0.10 per share) in 2002 and a net loss of $0.5 million (or $0.02 per share) in 2001. The increased loss from 2002 to 2003 was due mainly to the $0.8 million reduction in net revenue, the $0.7 million increase in mineral property write-downs, the increased foreign exchange losses of $1.4 million, and a net increase of $0.4 million in overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees. The increase in losses from 2001 to 2002 resulted from the significant increase in activities that arose from the four fold increase in expenditures at the Donlin Creek property.

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Expenses

Expenses increased from $3.0 million in 2001, to $5.5 million in 2002 and $8.3 million in 2003. The increase in expenses from 2002 to 2003 was due mainly to the increase from $0.9 million in 2002 to $1.6 million in 2003 in mineral property write-downs, resulting mainly from the $1.5 million write-down of the Company’s Yukon properties on their transfer to SpectrumGold, and the reversal from a foreign exchange gain of $0.3 million in 2002 to a foreign exchange loss of $1.1 million in 2003 mainly due to the effect of the strengthening of the Canadian dollar during the year on the Company’s US dollar cash positions early in 2003. The increase in expenses from 2001 to 2002 resulted from the significant increase in activities that arose from the increased expenditures at the Donlin Creek property.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees increased by $0.4 million from 2002 to 2003.

During 2003 the mix of these costs changed significantly with more work carried out by staff members and less by outside consultants. General and administrative costs increased by $0.6 million and wages and benefits increased by $1.0 million due to the hiring of full time permanent staff, but professional fees were reduced by $0.6 million and corporate development and communications expenses were reduced by $0.6 million, particularly as a result of reducing external investor relations and consulting activities.

In 2003, the Company wrote down its Yukon properties by $1.5 million on the transfer of these assets to SpectrumGold to equate to the fair value of the British Columbia properties transferred into SpectrumGold by Viceroy Resource Corporation, now Quest Capital Corp. In 2003, the Company elected to cease exploration on the North Donlin property located nearby Donlin Creek in Alaska and wrote-off $0.1 million of accumulated exploration expenditures. In 2002, the Company wrote-off the accumulated mineral property acquisition and related deferred exploration costs of $0.9 million associated with the Caribou property in Alaska and the German Creek property in the Yukon. In 2001, the Company recorded a write-down of the accumulated mineral property costs for the Sewell Brook property in New Brunswick of $0.6 million.

Liquidity and Capital Resources

During fiscal 2003, the Company used $5.0 million in operating activities of which $0.6 million resulted from changes in non-cash working capital and the remainder resulted from the loss in the year. In 2002 the Company used $1.4 million in operating activities compared with $0.9 million provided from operating activities in 2001.

During fiscal 2003, the Company generated $46.1 million from financing activities which came entirely from the proceeds of share issuances. On October 1, 2003, the Company completed a private placement and issued 7,000,000 units at $5.00 per unit for proceeds of $33.1 million, net of share issuance costs of $1.9 million. Each whole unit comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the

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Company at a price of $7.00 on or before October 1, 2008. In 2003 the Company also received $10.8 million from the exercise of previously issued warrants and $2.2 million from the exercise of stock options. In 2002, net cash generated by financing activities was $35.6 million of which $31.6 million came from two private placements of units at $3.50 and $5.10 per unit respectively and the Company received proceeds of $2.0 million through exercise of options and $2.0 million through the exercise of warrants.

During 2003, the Company used $0.8 million on investing activities. During 2003 the Company spent $7.3 million on exploration and development, of which $5.6 million was spent on a significant drilling program at Rock Creek, $1.1 million was spent on initial drilling at Galore Creek and $0.5 million on a drilling program at the McQuesten property which earned the Company a 70% interest in that property. The Company transferred its Yukon assets into SpectrumGold in 2003 and initially held less than 50% of SpectrumGold. Subsequently NovaGold participated in number of private placements in SpectrumGold and at November 30, 2003 owned 56% of the company. The share transactions in SpectrumGold gave rise to several net fair value adjustments. In 2002 and 2001 the Company incurred $14.0 million and $3.4 million respectively on exploration and development. In both 2002 and 2001 the primary focus of expenditures was on the Donlin Creek property in Alaska, USA. In 2002 the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the property from Placer Dome, subject to certain back-in rights which Placer Dome subsequently elected.

In August 2003, SpectrumGold signed an option agreement to acquire a 100% interest in the Galore Creek property. SpectrumGold can acquire the property by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004-US$0.1 million; 2005-US$0.15 million; 2006-US$7.5 million; 2007 to 2011-US$2.5 million per year.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions.

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

On an ongoing basis, management evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions. The Company’s accounting policies are described in note 2 to the consolidated financial statements.

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Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized.

Gold Price Volatility

The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold.

Outlook

At November 30, 2003 the Company had cash and cash equivalents of $59.7 million. The Company anticipates that all its currently planned expenditures for 2004 will be met from its existing cash balances. The Company has been negotiating a significant land sale from its property holdings in Nome, Alaska. Although no agreement has yet been signed, it is anticipated that this land sale will be finalized in 2004 and may generate up to $10 million net to the Company.

The Company currently plans to expend at least $12 million on exploration and development on its existing properties in 2004. In addition, separate from the expenditures by NovaGold, Placer Dome plans to spend US$6 million at the Donlin Creek property in 2004 completing a pre-feasibility study on the property, refining production flow-sheets and commencing the final Feasibility Study in conjunction with the start of the permit process in the second half of the year. At the Galore Creek property the Company plans to expend at least $5 million completing both an updated geologic model and resource estimate, and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resource, as well as to undertake step-out drilling to possibly expand the known extent of mineralization. The Company also

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anticipates exploring several high priority exploration targets outside of the main resource area including at the adjacent Copper Canyon property. Depending on the success of this work at Galore Creek the Company may allocate more funds in 2004.

During 2004 at the Rock Creek property the Company anticipates spending up to US$5 million on work leading to a possible production decision by 2006. At the Company’s Nome Gold property the Company anticipates undertaking new studies on the potential of developing a mine at the property. Costs for this are not expected to exceed US$0.5 million.

In 2003 the Company expended $5 million on general and administrative costs, professional fees, salaries and corporate development. The Company anticipates spending a similar amount in 2004 which should be fully covered by the Company’s revenue producing activities if the major land sale completes successfully during the year.

The Company carries out activities in Canada and the United States. The majority of the Company’s properties are not yet in production, consequently the Company’s earnings or loss per share is not a significant factor to the investors in the Company. Although the Company’s revenues are denominated entirely in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominantly in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations therefore no sensitivity analysis has been provided.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no long term debt obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. At November 30, 2003 the Company’s commitments for operating leases totalled $0.5 million spread evenly over the period 2004 through 2008. The Company has no significant financial or other instruments except that its cash funds may be invested in high quality commercial or bank paper, currently with interest rates varying from 2.3% to 2.8% with a tenor of less than three months that may be readily liquidated. Although the Company has currently significant cash resources, because of current low interest rates the Company is not particularly susceptible to changes in interest rates.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management Discussion and Analysis but occur elsewhere in the Annual Report as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003